SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Burnham Pacific Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)
                                                     with    a    copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.   Purpose of Transaction.

          On or about August 15, 2000, Blackacre entered into an agreement in principle with the Company and Westbrook Burnham Holdings, LLC ("Westbrook Holdings") and Westbrook Burham Co-Holdings, LLC ("Westbrook Co-Holdings," and, together with Westbrook Holdings, "Westbrook"), pursuant to which the parties to such agreement in principle agreed to certain matters relating to the proposed liquidation of the Company, and to in good faith negotiate the terms of definitive documentation to be entered into by them with respect to various matters relating to such proposed liquidation of the Company, including but not limited to definitive agreements governing (i) amendments to the bylaws of the Company, (ii) changes in the executive officers and management of the Company and matters related thereto, (iii) the rights of Blackacre and Westbrook with respect to participation in meetings of the board of directors of the Company;
(iv) the timetable and process for the adoption and implementation of the plan of liquidation of the Company and matters related thereto and (v) the amendment to the Articles Supplementary of the Company and the Partnership Agreement (as defined in Item 6 below) with respect to certain rights to be granted to Blackacre and Westbrook with respect to the securities of the Company held by Blackacre and Westbrook, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On August 14, 2000, Blackacre, the Company and the Partnership entered into a letter agreement pursuant to which, among other things, they agreed that
(i) for the purpose of the Agreement of Limited Partnership of the Partnership, as amended (the "Partnership Agreement"), Blackacre had the right to exercise a Change of Control Preference (as defined in the Partnership Agreement), (ii) Blackacre shall be deemed to have made an election to exercise its Change of Control Preference on July 24, 2000 and simultaneously suspended such election,
(iii) during such suspension, the Partnership would have no obligation to comply with the provisions of the Partnership Agreement resulting from such an election and (iv) Blackacre reserved the right to terminate the suspension of such election at any time by delivering written notice to the Partnership and, upon such termination of such suspension, Blackacre would be entitled to whatever rights, if any, to which it otherwise would be afforded on July 24, 2000 by reference to the facts and circumstances regarding whether a Change of Control Event (as defined in the Partnership Agreement) had in fact occurred as of such date.

          Blackacre is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          The Company and Blackacre, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg or Blackacre and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          1. Agreement in Principle, dated August 13, 2000 and executed and delivered August 15, 2000, by and among Blackacre, Westbrook and the Company.

          2. Agreement to Contribute by and among, among others, Blackacre, the Company and the Partnership, dated as of December 5, 1997, incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Burnham Pacific Properties, Inc. on December 16, 1997.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            August 21, 2000


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the investment manager for Blackacre
                                            SMC Master Holdings, LLC


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                  August 13, 2000




Burnham Pacific Properties, Inc.            Westbrook Burnham Holdings, Inc.
100 Bush Street, 24th Floor                 Westbrook Burnham Co-Holdings, Inc.
San Francisco, CA  94104                    265 Franklin Street, suite 1900
                                            Boston, MA  02110

Blackacre SMC Master Holdings, L.P.
Blackacre SMC II Holdings, LLC
450 Park Avenue
New York, NY 10022


          This letter confirms the discussions that we have had to date relating to the proposed liquidation of Burnham Pacific Properties, Inc. (the "Company"), as more fully described in the Summary of Agreements attached hereto as Exhibit A, and documents the intention of each of the undersigned to negotiate in good faith, from the date hereof until August 24, 2000, definitive documentation regarding the agreements set forth in the Summary of Agreements.

          The parties hereto hereby agree that the Company shall issue, not later than August 15, 2000, a press release describing the Company's proposed liquidation and agreement in principle with the other parties hereto, which shall be as attached hereto as Exhibit B or in other form acceptable to each of the parties hereto.

          This letter and the Summary of Agreements are intended to, and will be construed only as, summarizing our discussions to the date hereof and do not in any way whatsoever constitute, nor are they intended to be, (a) a legally binding agreement or (b) a legally binding agreement to enter into an agreement, except as to the obligation to issue the press release as referenced above.

          No amendment or modification of this letter agreement shall be binding upon any party unless approved in writing by such party. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflict of laws.

                                         BURNHAM PACIFIC PROPERTIES, INC.


                                         By /s/Scott C. Verges
                                            _________________________________
                                            Name:  Scott C. Verges
                                            Title: Secretary

                                         WESTBROOK BURNHAM HOLDINGS, L.L.C. AND
                                         WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.,

                                         By /s/A.C. Greer
                                            _________________________________
                                            Name:  A. C. Greer
                                            Title: Authorized Signatory


                                         BLACKACRE SMC MASTER HOLDINGS, L.P. AND
                                         BLACKACRE SMC II HOLDINGS, LLC,

                                         By:  Blackacre Capital Group L.P.
                                              By:  Blackacre Capital Management
                                                   Corp., its general partner


                                         By /s/Ron Kravit
                                            _________________________________
                                            Name:  Ron Kravit
                                            Title: Managing Director

                                                                      EXHIBIT A





                              Summary of Agreements

1. The bylaws of Burnham Pacific Properties, Inc. (the "Company") shall be amended to postpone the deadline for timely notice of board nominations or shareholder proposals for ten (10) days from the deadline that is currently in effect, so that the new effective notice date will be August 29, 2000. Such amendment shall be confirmed by a certificate of the Secretary of the Corporation and an opinion of counsel satisfactory to Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings L.L.C., Blackacre SMC Master Holdings, L.P. and Blackacre SMC II Holdings, LLC (collectively, the "Preferred Shareholders").

2. The board of directors of the Company (the "Board") shall accept the resignation of J. David Martin as Director and as President and Chief Executive Officer, with severance package payments not to exceed an aggregate of $1.575 million paid over three years, except as accelerated in a change of control, and COBRA benefits at a total cost to the Company of approximately $28,000. The Board shall appoint Scott Verges as the interim Chief Executive Officer of the Company, to serve at least until the next annual meeting of the Company's shareholders. All meetings of the Board will be open to the exercise by the Preferred Shareholders of observation rights, and the Board will not exclude Preferred Shareholders under any claim of executive session; provided that the Board may exclude the Preferred Shareholders solely from that portion of such meetings where (a) arrangements between the Company, on the one hand, and the Preferred Shareholders, on the other hand, or specific actions with respect to the Preferred Shareholders are being discussed or (b) the presence of the Company's counsel is required in order to counsel or advise the Board on pending or ongoing litigation and the presence of the Preferred Shareholders would eliminate the attorney-client privilege between the Company and such counsel.

3. Subject to applicable legal and contractual limitations, the Company shall use its reasonable efforts to negotiate decreased severance packages for senior management reasonably acceptable to the Preferred Shareholders and to reduce staff as appropriate for liquidation.

4.  [Intentionally omitted.]

5. The Board shall propose a plan of liquidation (the "Plan") at the next shareholder meeting of the Company which shall occur no later than November 14, 2000, unless (a) the Company has been enjoined by a court of competent jurisdiction from holding such meeting and is contesting such injunction diligently and in good faith or (b) the Board makes a good faith determination

(such determination to be supported by an opinion of Goodwin, Procter & Hoar, LLP, or other counsel reasonably acceptable to the Preferred Shareholders) that, in order to comply with the Board's fiduciary or other duties owed to the Company's shareholders, the Board or the Company's shareholders need additional time to consider a bona fide proposal for the sale of all or substantially all of the Company's assets, merger, reorganization or other comparable transaction, in which case such meeting shall be delayed until the Company is no longer so enjoined or until the Board has satisfied its fiduciary obligations, as the case may be. No such delay shall affect any exercise of rights on or after November 14, 2000. The Board and the Preferred Shareholders will work jointly to prepare such a plan of liquidation, or a summary of such a plan, to be attached to and incorporated by reference in the definitive agreement between the Company and the Preferred Shareholders.

6.  [Intentionally omitted].

7. The Articles Supplementary (the "Articles") relating to the Series 1997-A Convertible Preferred Stock (the "Preferred Stock") shall be amended to provide that if the Plan is not approved by the Company's shareholders prior to November 14, 2000, then the Preferred Shareholders shall then and thereafter be entitled to elect a Change of Control Preference (as defined in the Articles). The Preferred Shareholders shall agree not to reinstate their election of Change of Control Preference which is currently suspended, unless approval of the Plan does not occur as aforesaid. The Preferred Shareholders shall further agree that from the date hereof until November 14, 2000, they shall not deliver an election of Change of Control relating to the Plan or any proposal other than the Plan unless such other proposal is supported by the Board or unless approval of the Plan does not occur as aforesaid.

8. The Articles shall also be amended to provide that the Preferred Stock shall be redeemable at the option of the Preferred Shareholders on or after September 30, 2001 at a price equal to the Change of Control Preference.

9. In lieu of amending the Articles Supplementary, the Company may offer to issue to the Preferred Shareholders, in exchange for their Preferred Stock, a new series of preferred stock that has the same terms as the Preferred Stock as amended by the amendments described herein.

10. If the Plan is approved by the requisite number of the Company's shareholders, the Preferred Shareholders will agree to not deliver a Change of Control Election based on any Change of Control resulting from the Plan through March 31, 2001, provided that (a) the Preferred Shareholders shall have the right to approve any dividends that the Company pays to its common shareholders through March 31, 2001, other than quarterly dividends not exceeding current quarterly dividends paid out of operating cash (the definition of which will be agreed upon by the Company and the Preferred Shareholders in the definitive agreement) of the Company, and which may only be paid if the Company is current in its dividends to the Preferred Shareholders, and (b) after March 31, 2001, the Preferred Shareholders shall be entitled to deliver a Change of Control
Election with respect to the Plan. Subject to paragraph 7 above and this paragraph 10, the Preferred Shareholders shall retain the right to deliver a Change of Control Election, which shall not be suspended, with respect to any event occurring after the date hereof other than with respect to the Plan or any event consistent with or pursuant to the Plan.

11. The definitive agreement between the Company and the Preferred Shareholders shall have attached to it a list of individuals acceptable to the Preferred Shareholders for election to the Board at the Company's next annual shareholders' meeting. The Board's nominees for directors to be elected at such meeting shall come from the individuals included on such list. In the definitive agreement, the Preferred Shareholders shall agree to vote at such meeting all their shares for the election of such nominees, for the Plan and against any other plan of liquidation which has not been approved by the Board.

12. The definitive agreement will also provide that Blackacre SMC Master Holdings, L.P. and Blackacre SMC II Holdings, LLC shall convert all of their Preferred OP units to the same series of Preferred Stock held or to be held by Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings L.L.C., subject to any reduction in the number of converted Preferred OP units required so as not to violate applicable NYSE listing regulations. If any such reduction is necessary, the Company agrees to amend the term of the Preferred OP units to provide for the same economic benefits to which the Preferred Stock is entitled to under the foregoing agreements.

                                      DRAFT


                                 August 14, 2000
                                  PRESS RELEASE

                                    CONTACT:
                    Daniel B. Platt, Chief Financial Officer
                                Tel: 619-652-4700
                                Fax: 619-652-4711
                                dbplatt@bpac.com


                 BURNHAM PACIFIC ANNOUNCES PROPOSED LIQUIDATION


SAN DIEGO, August 15, 2000 -- Burnham Pacific Properties, Inc. (NYSE:BPP) today announced that its Board of Directors has completed its extensive review of the Company's strategic alternatives and has concluded that it is in the best interests of the Company's stockholders to liquidate the Company on an orderly basis.

In the fall of 1999, the Company retained Goldman, Sachs & Co. to assist the Company's Board of Directors in a review of strategic alternatives. Proposals to acquire the Company were solicited from numerous parties. After a thorough review, the Board of Directors determined that the bid prices and terms were not adequate. In addition, the Board of Directors considered and determined not to proceed with a proposal to reorganize the Company.

The Board of Directors intends to adopt a final plan of liquidation, in time for the plan to be submitted to and considered by the Company's stockholders at the upcoming annual stockholders meeting, currently scheduled for October 18, 2000. The Board of Directors plans to have the Company retain a third party to oversee and manage the liquidation process, and last week the Company began discussions with one such qualified third party. In this regard, the Company is soliciting proposals from a select number of additional qualified firms to manage the liquidation process. The Board of Directors will implement, and instruct the liquidation manager to implement, substantial reductions in operating expenses commencing in the fourth quarter of 2000.

The Company also announced that it has reached an agreement in principle with affiliates of Westbrook and Blackacre, the Company's two largest preferred equityholders, to support the Board of Director's decision to develop a plan of liquidation and to support an agreement with a third party to oversee a plan of liquidation. The Company also expects to reach a definitive agreement with Westbrook and Blackacre shortly. At Westbrook's and Blackacre's request, the Board of Directors has amended the Bylaws of the Company to provide that stockholder proposals and nominations for directors for the Company's annual meeting must be presented to the Company not later than August 29, 2000, rather than the current August 19, 2000 deadline.

Additionally, in anticipation of the proposed liquidation, J. David Martin has resigned as chief executive officer and as a Director of the Company. Scott C. Verges, the Company's chief administrative officer and general counsel, will serve as the Company's interim chief executive officer.

Burnham Pacific is a real estate investment trust (REIT) that focuses on value-added retail real estate opportunities throughout the United States. The Company makes available on a quarterly basis supplemental information that includes property and corporate level detail which is available upon request. More information on Burnham Pacific may be found on the Company's web site at http://www.burnhampacific.com or by calling 800-462-5181.

This news release contains "forward-looking statements" that predict or indicate future events or trends or that do not relate to historical matters. There are a number of important factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, uncertainties in the strategic alternative process, the validity of the election of the Change of Control Preference by certain preferred stockholders and the impact of that election on the payment of future dividends, the ability to consummate a binding agreement with a third party with respect to the liquidation process, and the ability to consummate an agreement with the Company's preferred stockholders regarding their support for a plan of liquidation, as well as other factors discussed in the Company's periodic reports filed with the Securities and Exchange Commission, including without limitation the risk factors that were disclosed in our Form 10-K which was filed with the SEC on March 30, 2000. You should be aware that the risk factors contained in that Form 10-K may not be exhaustive. Therefore, we recommend that you read the information in that Form 10-K together with other reports and documents that we file with the SEC from time to time, including our Forms 10-K, 10-Q and 8-K which may supplement, modify, supersede or update those risk factors.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Burnham Pacific Properties, Inc. plans to mail a proxy statement to its stockholders containing information about the plan of liquidation. Investors and securityholders of Burnham Pacific Properties, Inc. are advised to read the proxy statement carefully when it becomes available because it will contain important information about the plan of liquidation, the persons soliciting proxies related to the liquidation, their interests in the liquidation, and related matters. Investors and securityholders may obtain free copies of the proxy statement (when available) and other documents filed by Burnham at the Securities and Exchange Commission's website at http://www.sec.gov.

Free copies of the proxy statement will also be available from Burnham by directing such requests to the attention of Mr. Daniel B. Platt, Chief Financial Officer, Burnham Pacific Properties, Inc., 110 West A Street, San Diego, California 92101, telephone (619) 652-4700.

                       INFORMATION CONCERNING PARTICIPANTS

Burnham, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Burnham stockholders in favor of the plan of liquidation. As of the date of this communication, the officers and directors of Burnham each beneficially owned less than 1% of the outstanding common stock of Burnham, other than Malin Burnham who beneficially owns approximately 1.65%.


                                    -- End --